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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  3
Name of Issuer:  Dataram Corporation

Title of Class of Securities:  Common Stock

CUSIP Number:  238108203

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

              James R. Levitas, Levitas & Company,
      230 Park Avenue, Suite 1549, New York, New York 10169
                         (212) 681-8480

     (Date of Event which Requires Filing of this Statement)

                         August 30, 1999

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         James R. Levitas

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         AF, PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         USA

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         205,300

8.  Shared Voting Power:



9.  Sole Dispositive Power:

         239,500

10. Shared Dispositive Power:



11. Aggregate Amount Beneficially Owned by Each Reporting Person

         239,500

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares





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13. Percent of Class Represented by Amount in Row (11)

         4.57%

14. Type of Reporting Person

         IN
















































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The purpose of this Amendment No. 3 to Schedule 13D is to report a decrease in the beneficial ownership of James R. Levitas in the

Common Stock (the "Shares") of Dataram Corporation to an amount below 5% of the total outstanding common shares.  All capitalized terms not defined herein have the definitions given them in the original Schedule 13D.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         No change.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Mr. Levitas is deemed to

beneficially own 239,500 Shares.  239,500 Shares are held by the

Partnership and managed accounts over which Mr. Levitas has

investment discretion and 0 Shares are held by Mr. Levitas

personally.  Shares were sold in open market transactions for an aggregate amount of $1,605,562.94.

Item 4.  Purpose of Transaction

         No change.

Item 5.  Interest in Securities of the Issuer

         As of the date hereof, Mr. Levitas is deemed to be the

beneficial owner of 239,500 Shares of the Company.  Based on the

Company's most recently filed Form 10-Q, as of August 27, 1999 there were a total of 5,237,910 outstanding Shares.  Therefore,

Mr. Levitas is deemed to be the beneficial owner of 4.57% of the






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outstanding Shares.  Mr. Levitas has the sole power to vote or direct the vote with respect to 205,300 Shares and has the sole power to dispose of or direct the disposition of all the Shares of the Company that he is currently deemed to beneficially own.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

         No Item 7.  Material to be Filed as Exhibits


         A description of the transactions in the Shares

that were effected by Mr. Levitas  over the past 60 days is

filed herewith as Exhibit A.



































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Signature

         The undersigned, after reasonable inquiry and to

the best of his knowledge and belief, certifies that the

information set forth in this statement is true, complete

and correct.


September 2, 1999
_________________
   Date


                           /s/ James R. Levitas
                           __________________________________
                           James R. Levitas


































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00501001.AF8



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                                                           Exhibit A
                                                           _________

          Sale         Number          Price
          Date         of Shares       per Share      Value
         ________      _________       _________      _____

         07/06/1999       900          $10.44        $9,395.68
         07/09/1999       300           10.44         3,131.89
         07/14/1999    18,880           10.40       196,265.42
         07/14/1999     2,100           10.44        21,923.26
         07/15/1999    13,200            8.92       117,803.30
         07/19/1999    37,100            9.91       367,830.40
         07/19/1999    13,600           10.45       142,169.63
         07/19/1999     1,400           10.46        14,639.11
         07/19/1999     3,000           10.45        31,360.95
         07/19/1999     1,000           10.45        10,453.65
         07/19/1999       800           10.45         8,362.92
         07/19/1999       500           10.45         5,226.82
         07/19/1999       800           10.45         8,362.92
         07/19/1999       800           10.45         8,362.92
         07/19/1999       800           10.45         8,362.92
         07/19/1999       600           10.45         6,272.19
         07/19/1999     4,000           10.45        41,814.59
         07/22/1999     3,500           10.19        35,658.80
         07/23/1999     1,300           10.20        13,259.55
         07/28/1999     4,600           10.23        47,049.52
         07/28/1999     3,500           10.23        35,798.55
         08/02/1999     7,700           10.20        78,505.60
         08/02/1999    11,800           10.20       120,307.58
         08/02/1999     5,000           10.20        50,977.79
         08/03/1999     1,700           10.19        17,322.41
         08/27/1999     1,300           10.45        13,584.55
         08/27/1999     5,100           10.44        53,221.22
         08/30/1999     1,700           10.45        17,764.41
         08/30/1999     7,700           10.44        80,356.31

















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00501001.AF8